Exhibit 99.11

Mining Plus Canada

March 11, 2020

TO:	Alexco Resource Corp.
British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
United States Securities and Exchange Commission
Toronto Stock Exchange

Re:	Alexco Resource Corp. (the "Company")
Consent of Expert

Reference is made to the technical report entitled "NI 43-101 Preliminary Feasibility Study on the Keno Hill Silver District Project, Yukon, Canada" with an effective date of March 28, 2019 and dated May 8, 2019, as amended February 13, 2020 (the "Report").

In connection with the Company's annual information form dated March 11, 2020 for the year ended December 31, 2019 (the "AIF"), I, Paul Hughes, Ph.D, P.Eng., on behalf of myself and Mining Plus Canada, consent to the use of my name and Mining Plus Canada's name and references to the Report, or portions thereof, in the AIF and to the inclusion or incorporation by reference of information derived from the Report in the AIF.

I confirm that I have read the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

/s/ Paul Hughes
Paul Hughes, Ph.D., P.Eng.